Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005

(212) 530-5000

January 13, 2006

Re: Compañía de Minas Buenaventura S.A.A., File No. 001-14370

Form 20-F for the Fiscal Year Ended December 31, 2004 Filed May 27, 2005

Lily Dang

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Dear Ms. Dang:

Thank you for taking our call yesterday afternoon. As we discussed on the call, Carlos Gálvez, Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. (the "Company"), has requested, on behalf of the Company, an extension to respond to the Staff's comments raised in the Staff's letter to the Company dated December 29, 2005 relating to the Staff's review of the above-referenced filing. The Company has requested the extension to enable the Company and Newmont Mining Corporation to coordinate responses to certain Staff comments received by each company with respect to Minera Yanacocha S.R.L., in which both the Company and Newmont Mining Corporation have a shared interest, as well as to ensure that the Company's mining engineers, internal accounting group and external Peruvian and U.S. independent auditors have sufficient time to coordinate detailed responses to the Staff's comments, as applicable. You indicated in the call that the Staff would grant the Company an extension for responding to the Staff's letter to the week of February 6, 2006. The Company very much appreciates your flexibility in this regard and we look forward to working with you on this matter.

Sincerely yours,

/s/ Arnold B. Peinado, III

cc: Carlos Gálvez

Compañía de Minas Buenaventura S.A.A.